SCHEDULE 13G

Amendment No. 9
MDC PARTNERS INC
CLASS A SUBORDINATE VOTING SHARES
Cusip #552697922
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #552697922
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	7,874,141
Item 8: 	   	0
Item 9: 	   	7,874,141
Item 11: 	   	14.564%
Item 12: 	   	HC
Cusip #552697922
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	7,874,141
Item 8: 	   	0
Item 9: 	   	7,874,141
Item 11: 	   	14.564%
Item 12: 	   	IN
Cusip #552697922
Item 1: 	   	Reporting Person - Fidelity Balanced Fund
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	3,493,728
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	3,493,728
Item 11: 	   	6.462%
Item 12: 	   	IV
Cusip #552697922
Item 1: 	   	Reporting Person - VIP Contrafund Portfolio
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	3,246,373
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	3,246,373
Item 11: 	   	6.004%
Item 12: 	   	IV

Item 1(a). 	    	Name of Issuer:

  	  	          	MDC PARTNERS INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	745 FIFTH AVE
19TH FL
  	  	          	NEW YORK, NY 10151
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A SUBORDINATE VOTING SHARES

Item 2(e). 	     	 CUSIP Number:

  	   	               	 552697922

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	7,874,141

  	  	     	(b)    Percent of Class: 	14.564%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 	0

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	7,874,141

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A SUBORDINATE VOTING SHARES of MDC PARTNERS INC. No one other person's interest in the CLASS A SUBORDINATE VOTING SHARES of MDC PARTNERS INC is more than five percent of the total outstanding CLASS A SUBORDINATE VOTING SHARES.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 13, 2017
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FMR CO., INC * 	IA
FMR INVESTMENT MANAGEMENT (UK) LIMITED 	FI


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.





                Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).





RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 13, 2017, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A SUBORDINATE VOTING SHARES of MDC PARTNERS INC at December 30, 2016.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of December 16, 2015, by and on behalf of Abigail P. Johnson*

  	Fidelity Balanced Fund

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary

  	VIP Contrafund Portfolio

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935